SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 4)*
           (Final Amendment with respect to certain Reporting Persons)

                          HITOX CORPORATION OF AMERICA
                   ___________________________________________
                                (Name of Issuer)

                     Common Stock, Par Value $0.25 Per Share
                _________________________________________________
                         (Title of Class of Securities)

                                    433658101
                                 _______________
                                 (CUSIP Number)

                             Patrick J. Dooley, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
               ___________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  December 24, 1999
                    ________________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)

                                Page 1 of 8 Pages
                              Exhibit Index: Page 7

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                                                               Page 2 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PAULSON ACQUISITION LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  WC

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person



12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                   [X]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PAULSON RANCH, LTD.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  BK

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)             [ ]

6        Citizenship or Place of Organization

                  Texas

                           7        Sole Voting Power
  Number of                                 768,574
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   768,574
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            768,574

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                        [X]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person*

                  PN; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 8 Pages

                                  SCHEDULE 13D

CUSIP No. 433658101

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  BERNARD A. PAULSON

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Source of Funds*

                  Not Applicable

5        Check Box If Disclosure of Legal  Proceedings  Is Required  Pursuant to
         Items 2(d) or 2(e)            [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 828,074
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   828,074
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            828,074

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                           [X]

13       Percent of Class Represented By Amount in Row (11)

                                    17.71%

14       Type of Reporting Person*

                  IN;00

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 8 Pages



                  This Amendment No. 4 to Schedule 13D relates to shares of Common Stock, par value $0.25 per share (the "Shares"), of Hitox Corporation of America (the "Issuer"). This Amendment No. 4 supplementally amends the initial statement on Schedule 13D dated April 27, 1999, and all amendments thereto (collectively, the "Prior Statement"). This Amendment No. 4 is being filed to reflect that on December 24, 1999, Paulson Acquisition transferred by way of a liquidating distribution all of the Shares beneficially owned by it to Paulson Ranch. As a result of such transfer, Paulson Acquisition shall cease to be a Reporting Person. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Prior Statement. The Prior Statement is supplementally amended as follows:

Item 5.  Interest in Securities of the Issuer.

                           (a)      (i)     Paulson  Ranch  may  be  deemed  the
beneficial owner of the 768,574 Shares (approximately 16.44% of the total number of Shares issued and outstanding). This number includes 768,574 Shares held for its account.

                                    (ii)   Mr.  Paulson   may  be  deemed   the
beneficial owner of 828,074 Shares (approximately 17.71% of the total number of Shares issued and outstanding assuming exercise of the options held for his account). This number includes (A) 768,574 Shares held for the account of Paulson Ranch, (B) 42,000 Shares held for his account and (C) 17,500 Shares issuable upon the exercise of currently exercisable options held for his account.

                           (b)      (i)     Paulson  Ranch may be deemed to have
the sole power to direct the voting and disposition of the 768,574 Shares held for its account.

                                    (ii)   Mr. Paulson may be deemed to have the
sole power to direct the voting and disposition of the 828,074 Shares held for the account of Paulson Ranch and the 59,500 Shares (and securities derivative thereof) held for his account.

                           (c)      There  have  been no  transactions  effected
with respect to the Shares since October 28, 1999 (60 days prior to the date hereof) by any of the Reporting Persons.

                           (d)      The  members  of  Paulson   Acquisition,   a
Delaware limited liability company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Paulson Acquisition LLC in accordance with their ownership interests in Paulson Acquisition.

                           (e)      On  December 24, 1999,  Paulson  Acquisition
ceased to be the beneficial owner of any Shares of the Issuer.

                  Paulson Ranch expressly disclaims beneficial ownership of the Shares held for the account of Mr. Paulson.

                                                               Page 6 of 8 Pages



                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 28, 1999
                            PAULSON ACQUISITION LLC


                            By:  /S/ BERNARD A. PAULSON
                                 -----------------------------------------------
                                 Name:    Bernard A. Paulson
                                 Title:   President and Chief Executive Officer


                            PAULSON RANCH LTD.

                            By:  PAULSON RANCH MANAGEMENT, L.L.C.

                                 By:  /S/ BERNARD A. PAULSON
                                      ------------------------------------------
                                      Name:    Bernard A. Paulson
                                      Title:   Member


                            /S/ BERNARD A. PAULSON
                            ----------------------------------------------------
                            Bernard A. Paulson

                                                               Page 7 of 8 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.       Joint  Filing Agreement dated  December 28,  1999 by and
         between  Paulson  Acquisition  LLC,  Paulson Ranch, Ltd.
         and Mr.  Bernard  A. Paulson............................              8